New Abacus Data Poll Reveals that Most Canadians See Cannabis as a Key Pillar of Canada’s Economic Future
Clear majority believes Canada’s $7.4 billion legal cannabis industry should be empowered to grow amid rising global trade tensions
Toronto, Ontario – April 16, 2025 Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share, today released new public opinion data showing strong national support for growing Canada’s economy through homegrown industries, including the legal cannabis sector.
The national survey, commissioned by Organigram Global and conducted by Abacus Data between April 3–8, 20251, arrives at a pivotal moment for Canada’s economic and political future. With U.S. trade threats escalating under President Donald Trump and federal election day in Canada imminent, Canadians are calling for bold, homegrown strategies that build resilience and secure prosperity. Increasingly, they see the legal cannabis sector as part of the solution.
“Canadians want their country to thrive through innovative, homegrown industries - and cannabis is firmly on that list,” said Beena Goldenberg, CEO of Organigram, “The message from Canadians is clear: Canada’s next Prime Minister must remove barriers and support sectors that deliver jobs, growth, and economic resilience.”
The survey reveals a national appetite for economic renewal rooted in Canadian innovation. Nearly nine in ten Canadians say it’s time to find new ways to grow the economy, and a similar majority believe the country must seize emerging opportunities before they pass us by. Support for eliminating interprovincial trade barriers and creating better paying jobs at home also scored near-universal agreement.
Within that broader economic vision, cannabis is gaining recognition as a serious contributor. 57 percent of Canadians surveyed already see cannabis as important to today’s economy, while 62 percent believe it could play an even more significant role in the future. The highest levels of support are found in regions with deep cannabis industry ties, including Atlantic Canada (65 percent), the Prairies (64 percent), Ontario (62 percent), and British Columbia (61 percent). In Alberta and Quebec, majority support also holds firm.
1 The Abacus Data survey was conducted with 1,915 adults living in Canada over the age of 18 from April 3 to 8, 2025. A random sample of panelists were invited to complete the survey from a set of partner panels based on the Lucid exchange platform. These partners are typically double opt -in survey panels, blended to manage out potential skews in the data from a single source. The margin of error for a comparable probability - based random sample of the same size is +/ - 2.239%, 19 times out of 20.

Perhaps most telling is the forward-looking optimism around the cannabis industry’s potential. Nearly two-thirds of Canadians surveyed (64 percent) say they are open to the federal government doing more to help the legal cannabis sector grow. This position is backed by clear majorities in every age group. Support is strongest among younger Canadians aged 18 to 29 (73 percent), but even among those aged 60 and over, 57 percent favour a more supportive environment for the sector.
Ten years after Canadians elected a government that legalized cannabis, public opinion has shifted from cautious acceptance to strategic endorsement. Amid global uncertainty and a potential trade showdown with the United States, Canadians are embracing the idea of domestic sectors that can fuel resilience, employment, and innovation. The data sends a powerful message to all political parties: Canadians expect economic leadership, and they see cannabis as a proven and under-leveraged advantage.
Economic Contribution of Legal Cannabis to GDP
Since legalization, the Canadian cannabis industry has contributed more than $43 billion to GDP2 and supports over 80,000 jobs across the country. In 2024 alone, it added $7.4 billion to Canada’s GDP3 – a number that is expected to grow in 2025. By contrast, breweries contribute $2.6 billion annually4; forestry and logging contribute $3.3 billion annually5; and, wineries and distilleries $1.2B to GDP6.

2 Deloitte. (2021). An Industry makes its mark: The economic and social impact of Canada’s cannabis sector. https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consumer-business/ca_cannabis_annual_report-en-aoda.pdf
3 Statistics Canada. Table 36-10-0434-06  Gross domestic product (GDP) at basic prices, by industry, annual average, industry detail (x 1,000,000)
4 Ibid.
5 Ibid.
6 Ibid.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor of cannabis and manufacturer of cannabis-derived goods in Canada.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include market regulatory changes, consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca
Max Schwartz – Director of Investor Relations max.schwartz@organigram.ca